Exhibit 99.1

PINTEC TECHNOLOGY HOLDINGS LIMITED TO HOLD

2020 EXTRAORDINARY GENERAL MEETING ON SEPTEMBER 25, 2020

Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced that it has called an extraordinary general meeting (the “EGM”) of shareholders to be held at Floor 9, Room Jupiter, Heng An Building, No. 17, East 3rd Ring Road, Chaoyang, Beijing on September 25, 2020 at 10:00 a.m., local time to consider and vote on the following two proposals (the “Proposals”) as further detailed in the notice of the EGM (the “Notice”):

1. THAT the authorized share capital of the Company be increased and amended to US$250, 000, divided into 2,000,000,000 shares of a par value of US$0.000125 each, comprising of (i) 1,750,000,000 Class A Ordinary Shares of a par value of US$0.000125 each, and (ii) 250,000,000 Class B Ordinary shares of a par value of US$0.000125 each; and

2. THAT the Company’s Third Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum of Association and Articles of Association in the form as attached as Exhibit A to the Notice.

The detailed Proposals and additional information regarding the EGM can be found in the Notice and the form of proxy for the EGM. The Notice and form of proxy for the EGM are available on the Company’s website at ir.pintec.com, and will also be furnished to the Securities and Exchange Commission on Form 6-K on or about August 26, 2020. In addition, the Company’s proxy materials (including the final proxy statement) will be mailed to shareholders and ADS holders.

The Board of Directors of the Company recommends that the Company’s shareholders and ADS holders vote FOR the Proposals.

The Board of Directors of the Company has fixed the close of business on August 27, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive the Notice or any adjournment or postponement thereof. Holders of record of ordinary shares of the Company at the close of business on the Record Date are entitled to notice of, to attend and vote at, the EGM or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

About Pintec

Pintec is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, Pintec enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from digital retail lending, digital business lending, RPA, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, Pintec serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies and other similar institutions. For more information, please visit ir.pintec.com.

For further information, please contact:

Joyce Tang

Pintec Technology Holdings Ltd.

Phone: +1-646-308-1622

E-mail: ir@pintec.com